OPINION AND CONSENT OF LEGAL COUNSEL

Jeffrey H. Mackay
Attorney at Law
4871 Narragansett Avenue
San Diego, CA 92107

November 6, 2002

Board of Directors
MODERN MFG SERVICES, INC.
4463 Russell Road, Suite 102
Mukilteo, Washington 98275

Gentlemen:

We have acted as special counsel to MODERN MFG SERVICES, INC. (the "Company") in connection with the preparation and filing of a Registration Statement on Form S-8 (the "Registration Statement") covering registration under the Securities Act of 1933, as amended, of the 700,000 shares of the Company's common stock, $.001 par value per share (the "Shares"), pursuant to the Modern MFG Stock Compensation Plan II of November 4, 2002, (the "Plan"). As such, we have examined the Registration Statement and such other documents of the Company as we deemed appropriate under the circumstances.

Based upon the foregoing, and assuming that the Shares will be issued as set forth in the Plan and Registration Statement, at a time when effective, and that there will be full compliance with all applicable securities laws involved under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated pursuant to said Acts, and in those states in which the Shares may be sold, we are of the opinion that, upon issuance of the Shares according to the Registration Statement, the Plan and receipt of the consideration to be paid for the Shares, the Shares will be validly issued, fully paid and nonassessable shares of Common Stock of the Company. This opinion does not cover any matters related to any re-offer or re-sale of the Shares by the Plan Beneficiary, once issued pursuant to the Plans as described in the Registration Statement.

This opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent. This opinion is based on our knowledge of the law and facts as of the date hereof. We assume no duty to communicate with the Company in respect to any matter which comes to our attention hereafter.

Very truly yours,

\S\ Jeffrey H. Mackay
Jeffrey H. Mackay

Consent:

We consent to the use of our opinion dated November 6, 2002 as an exhibit to the Registration Statement of MODERN MFG SERVICES, INC. and to the reference to our firm in the Registration Statement.

\S\ Jeffrey H. Mackay
Jeffrey H. Mackay

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